February 19, 2010

Dejour Energy (Alberta) Ltd.
Suite 2600, 144 4th Avenue SW
Calgary, Alberta
T2P 3N4

ATTENTION: Mr. Matthew Wong
Chief Financial Officer

Dear Mr. Wong,

Re: Credit Facility Arranged by Toscana Capital Corporation as Agent

We are pleased to advise that Toscana Capital Corporation and its financial partner (as outlined below under "Lender") have approved the following Credit Facility for Dejour Energy (Alberta) Ltd., subject to the terms and conditions of this Commitment Letter set out herein.

BORROWER:	Dejour Energy (Alberta) Ltd. (the "Borrower" or "DEAL")
GUARANTOR:	0855524 B.C. Ltd. (the "Guarantor")
LENDER:	Toscana L.P. (or its assigns)
AGENT:	Toscana Capital Corporation (the "Agent").
CREDIT FACILITY:	Senior Demand Bridge Loan (the "Facility").
LOAN AMOUNT:	$5,000,000 Canadian.
PURPOSE:	To fully repay the Alberta Treasury Branches credit facilities and to assist with the Borrower's ongoing working capital requirements including development of the Borrower's oil and gas reserves located at Woodrush / Drake Area. British Columbia.
MATURITY:	The later of six months after the initial draw down on the facility or August 31, 2010 (the "Term" or "Maturity Date").
AVAILABILITY:	Canadian dollars. Initial availability is not to exceed $2,000,000. Incremental availability in excess of $2,000,000 will be subject to additional engineering reviews on oil and gas reserves being developed and / or acquired. Draws are to be in amounts of no less than $500,000.

REPAYMENT:	Interest monthly. Outstanding advances under the Facility are due to be repaid no later than the Maturity Date from cash flow from operations, equity offering and / or refinancing. All payments shall be applied as follows: -Firstly to any outstanding costs and fees; -Secondly to all accrued and unpaid interest; and -Then to repay the principal outstanding. All overdue costs and expenses and interest shall at the option of the Lender, be added to outstanding principal amount and bear interest at the Interest Rate until paid.
PREPAYMENT:	Prepayment of the Credit Facility in whole or in part shall be allowed at anytime without penalty.
INTEREST RATE:	The Borrower shall pay interest on the outstanding principal, interest and other amounts from time to time at a rate of 12.0% per annum. Interest at the aforesaid rate shall be payable on the last business day of each month beginning March 31, 2010. Overdue interest shall be compounded monthly.
COMMITMENT FEE:	$50,000 has been earned and is now payable upon provision of this Commitment Letter.
DRAWDOWN FEE:	1.0% shall be paid to the Lender on any amounts drawn under the Facility
DEFERRED FEE:	2.0% shall be payable to the Lender on any amounts repaid under the Facility.
EXTENSION FEE:	Subject to the consent of the Lender, an extension of the full repayment of outstanding advances under the Facility up to a maximum of three months may be permitted. The Extension will be subject to a 1.0% Extension Fee per month on the amount of outstanding advances payable to the Lender at the beginning of each month.
WORK FEE:	$25,000 (plus GST) was paid to the Agent upon acceptance of the Indicative Term Sheet dated February 3, 2010. This Work Fee is now considered earned and will include all engineering and geotechnical expenses associated with this transaction.
DRAWDOWN NOTICE:	Drawdown notice on the original drawdown is to be waived. Thereafter, the Borrower will provide seven working days notice on required advances, such notice to be received no later than 9:00 a.m. Mountain Time.

LAPSING DATE: Any funds not drawn by June 30, 2010 will be cancelled.

PRIORITY FINANCING: Not applicable.

SECURITY: The following security shall be completed, duly executed, delivered and registered, where necessary, to the entire satisfaction of the Lender and their counsel. All security (the "Security") and the terms thereof shall be held by the Lender as continuing security for the present and future indebtedness to the Lender under the Commitment Letter and the Security as the same may be amended, replaced, restated or supplemented.

1. Accepted Commitment Letter dated February 17, 2010;

2. Promissory Note(s);

3. Evidence of Insurance coverage in accordance with industry standards with the Lender listed as second loss payee;

4. $7,500,000 Demand Debenture providing a first floating charge security interest over all personal and real property assets of the Borrower and a Negative Pledge and Undertaking to provide fixed charges on the Borrower's oil and gas reserves as selected by the Lender in their discretion, at the request of the Lender;

5. Unlimited Guarantee from 0855524 B.C. Ltd. supported by a $7,500,000 Demand Debenture providing a first floating charge security interest over all personal and real property assets of the Borrower and a Negative Pledge and Undertaking to provide fixed charges on the Borrower's oil and gas reserves as selected by the Lender in their discretion, at the request of the Lender;

6. Appropriate title representation (Officer's Certificate as to Title) satisfactory to the Lender and their counsel;

7. Postponement and Priority Agreement of all shareholder and intercompany advances including but not limited to Dejour Enterprises Ltd. in favor of the Lender;

8. Director's Resolution from the Borrower authorizing the Facility;

9. A legal opinion from legal counsel to the Borrower addressed to the Agent, and counsel to the Lender that: (i) the Borrower is duly incorporated, validly subsisting and in good standing and has the corporate power and capacity to enter into the Commitment Letter and the Security to which it is a party and to perform its obligations thereunder; (ii) the Commitment Letter and Security to which they are a party have been duly authorized and executed and (iii) execution, delivery and performance of the Commitment Letter and the Security to which it is a party does not conflict with or contravene any laws, constating documents, unanimous shareholders agreements or resolutions.

10. Such other security, documents, and agreements the Lender or their legal counsel may reasonably request.

The Security shall be registered in the Provinces of Alberta and British Columbia by the Lender's counsel.

REPRESENTATIONS AND WARRANTIES:

The Borrower and Guarantor represent and warrant to the Lender that:

1. It is in good standing under the legislation governing it, and it has the powers, permits, and licenses required to operate its business or enterprise and to own, manage, and administer its property;

2. This Commitment Letter constitutes, and the Security and related agreements will constitute, legal, valid, and binding obligations of the Borrower and the Guarantor , enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, or similar laws affecting creditors' rights generally and to the availability of equitable remedies;

3. The Borrower and Guarantor have the right to pledge, charge, mortgage, or lien its assets in accordance with the Security contemplated by this Agreement;

4. The Borrower and the Guarantor are presently in good standing under, and shall duly perform and observe, all material terms of all documents, agreements, and instruments affecting or relating to the petroleum and natural gas assets of the Borrower and the Guarantor;

5. There has been no adverse material change in the financial position of the Borrower since the date of its most recent internally prepared financial statements dated December 31, 2009 which were furnished to the Agent. The Borrower does not foresee incurring any major liability which it has not already disclosed in writing to the Agent;

6. It is not involved in any dispute or legal proceedings likely to materially affect its financial position or its capacity to operate its business; and

7. Other than various invoices which are past due and for which no legal action has been taken to enforce, it is not in default under the contracts to which it is a party or under the applicable legislation and regulations governing the operation of its business or its property, including, without limitation, all Environmental Requirements subsequently stated in Environmental Obligations.

CONDITIONS PRECEDENT:

Prior to drawdown under the Facility, the Borrower shall have provided to the Lender:

1. All Security denoted under the Security heading of this Commitment Letter, shall have been duly completed, authorized, executed and delivered by the parties thereto and all such Security shall be on terms and conditions satisfactory to the Lender;

2. All Security that is required to be registered in order to protect or perfect the security interest granted thereby or which is required to be registered in order to obtain a priority over another creditor shall have been duly registered to the satisfaction of counsel to the Lender;

3. There shall not exist any event, action or condition of any nature whatsoever which, in the sole opinion of the Lender acting reasonably, could materially adversely affect the business, operations, assets, or affairs of the Borrower and the Guarantor;

4. All representations are true and correct in all material aspects.

DRAWDOWN:

Funds are to be advanced upon:

1. Satisfaction of all Conditions Precedent.

REPORTING REQUIREMENTS:

The Borrower shall submit to the Agent:

1. Monthly aged listing of Accounts Payable within 60 calendar days of each month-end;

2. Detailed consolidated production and revenue reports in form and substance satisfactory to the Agent within 60 calendar days of each month-end;

3. Quarterly consolidated unaudited financial statements within 60 calendar days of each fiscal quarter-end;

4. Quarterly compliance certificate as outlined in Appendix A within 60 calendar days of each fiscal quarter-end;

5. Independent engineering report and Review Engagement financial statements within 120 days of the Borrower's fiscal year end, if applicable;

6. Annual operating and capital budgets for the upcoming fiscal year, in form satisfactory to the Lender, prior to each year end, if applicable;

7. Any other information the Agent may reasonably request.

AFFIRMATIVE COVENANTS:

The Borrower shall:

1. Carry on business and operate its petroleum and natural gas reserves in accordance with good practices consistent with accepted industry standards and pursuant to applicable agreements, regulations, and laws;

2. Maintain its corporate existence and comply with all applicable laws;

3. Comply with all provisions of this Commitment Letter, the Security and related agreements;

4. Pay, when due, all taxes, assessments, deductions at source, crown royalties, income tax or levies for which the payment is guaranteed by legal privilege, prior claim, or legal hypothec, without subrogation or consolidations;

5. Comply with all regulatory bodies and provisions regarding environmental procedures and controls;

6. Upon reasonable notice, allow the Agent access to its books and records and to visit and inspect the Borrower's assets and place of business;

7. Maintain adequate and appropriate insurance on the Borrower's assets including protection against public liability, blow-outs, and "all-risk" perils;

8. Inform the Agent of any event or action which would have a material adverse impact on the Borrower's or Guarantors operational or financial affairs, including but not limited to the sale of assets, guarantees, or alteration of type of business; keep and maintain books of account and other accounting records in accordance with generally accepted accounting principles;

9. Maintain a Working Capital Ratio of not less than 1.0:1.0 at all times. The Working Capital Ratio shall be defined as Current Assets (including any undrawn and authorized availability under the under the Facility outlined herein as Cash) to Current Liabilities (excluding outstanding balances of the Facility unless past due). This shall be a quarterly test commencing March 31, 2010;

10. Maintain Debt to Equity at all times within .50:1.0. Debt shall be defined as secured debt plus working capital deficit or minus working capital surplus. Equity shall be defined as shareholder equity plus retained earnings or minus retained earnings (deficit) plus formally postponed shareholder and related party advances. This shall be a quarterly test commencing March 31, 2010;

11. Maintain Debt to Trailing Cash Flow Ratio (most recent quarter annualized) at all times within 2.5:1.0. Debt shall be defined as above and Cash Flow shall be defined as Net Income plus all non-cash charges. This shall be a quarterly test commencing June 30, 2010.

NEGATIVE COVENANTS:

The Borrower shall not without the prior approval of the Agent, such approval not to be unreasonably withheld or delayed:

1. Allow a change of control;

2. Merge, amalgamate, consolidate or wind up its assets;

3. Reduce or distribute capital or pay dividends or redeem or repurchase common or preferred shares;

4. Incur further secured indebtedness, pledge or encumber assets, or guarantee the obligations of others other than permitted indebtedness;

5. Make loans or investments to any shareholders, employees, subsidiaries or affiliates other than in the ordinary course of business, except as agreed in writing by the Lender;

6. Except for the asset dispositions presently being undertaken by the Borrower and as previously disclosed to the Agent, sell or dispose of any assets except as expressly permitted by the floating charge provisions of the Debenture but the aggregate value of such assets sold, assigned, transferred or otherwise disposed of under the floating charge provisions of the Debenture shall not exceed $100,000 in each calendar year. This shall include sale/leaseback transactions on facilities;

7. Hedge or contract crude oil, natural gas liquids, or natural gas, on a fixed price basis, exceeding amounts exceeding fifty percent of actual production volumes; and

8. Monetize or settle any fixed price financial hedge or contract.

BORROWING BASE:

The Lender may re-determine from time to time the Borrowing Base of the Borrower, taking into account such factors as the Lender determines relevant in connection with oil and gas production loans, including the estimated future net revenue after income tax from the oil and gas properties of the Borrower (after taking into account any hedging arrangements and any royalties or other burdens applicable to such oil and gas properties) using the Lender's then current projections of oil and gas prices and operating and capital costs and other assumptions affecting such estimated future net revenue, and including applicable future abandonment and reclamation costs expected to arise in connection with all such properties. The Borrower will meet with and provide the Lender in a timely manner with such information as may be reasonably required by the Lender in connection with each re-determination.

ENVIRONMENTAL OBLIGATIONS:

1. The Borrower shall comply with the requirements of all legislative and regulatory environmental provisions ("Environmental Requirements") and shall at all times maintain the authorizations, permits, and certificates required under these provisions;

2. The Borrower shall immediately notify the Agent in the event a contaminant spill or emission occurs or is discovered with respect to its property, operations, or those of any neighboring property. In addition, it shall report to the Agent forthwith any notice, order, decree, or fine that it may receive or be ordered to pay with respect to the Environmental Requirements relating to its business or property;

3. At the request of and in accordance with the conditions set forth by the Agent, the Borrower shall, at its own cost, provide any information or document, which the Agent may reasonably require, with respect to its environmental situation, including any study or report prepared by a firm acceptable to the Agent. In the event that such studies or reports reveal that any Environmental Requirements are not being respected, the Borrower shall effect the necessary work to ensure that its business and property comply with the Environmental Requirements within a period acceptable to the Agent acting reasonably;

4. The provisions, undertakings, and indemnification set out in this section shall survive the satisfaction and release of the Security and payment and satisfaction of the indebtedness and liability of the Borrower to the Lender pursuant to the terms hereof.

EVENTS OF DEFAULT:

The following shall be considered Events of Default, upon the occurrence of any one of which the Lender may choose, in its sole discretion, to cancel all credit availability and to demand repayment of the Facility in full, together with outstanding accrued interest and fees and, without prejudice to the Lender's other rights and remedies, the Lender's Security shall become enforceable:

1. Default in payment of any interest, fee, principal payment or any other monies when due by the Borrower;

2. Any material Representation or Warranty which proves to be untrue;

3. Failure to observe or comply with any covenant, agreement, condition, or term as outlined herein or in any Security document or underlying agreements delivered pursuant hereto, including without limitation, the Affirmative and Negative Covenants and following notice from the Agent of such failure this default remains unrectified for a period of thirty days;

4. In the opinion of the Lender, acting reasonably, a material adverse change in the financial condition of the Borrower on a consolidated basis or to the operation of their assets has occurred;

5. If a petition is filed, an order is made or a resolution passed, or any other proceeding is taken for the winding up, dissolution, or liquidation of the Borrower;

6. If proceedings are taken to enforce any encumbrance on the assets of the Borrower having a value in the aggregate greater than $100,000, excepting as long as such proceedings are being contested in good faith and security satisfactory to the Lender has been provided to the Lender;

7. If the Borrower is in default of the payment of indebtedness or other obligations to third parties in an amount which in the aggregate exceeds $100,000;

8. If the Borrower ceases or threatens to cease to carry on its business, or if proceedings are commenced for the suspension of the business of the Borrower, or if any proceedings are commenced under the Companies Creditors Arrangements Act or under the Bankruptcy and Insolvency Act (including filing a proposal or notice of intention), or if the Borrower commits or threatens to commit an act of bankruptcy, or if the Borrower becomes insolvent or bankrupt or makes an authorized assignment pursuant to the Bankruptcy and Insolvency Act, or a bankruptcy petition is filed by or presented against the Borrower;

9. If proceedings are commenced to appoint a receiver, receiver/manager, or trustee in respect of the assets of the Borrower by a court or pursuant to any other agreement;

10. A default or an Event of Default shall have occurred under the security or agreements with the Senior Lender and this default or Event of Default remains unrectified for a period of 30 calendar days or such Senior Lender has demanded repayment of its outstanding indebtedness, whichever first occurs;

11. If a change of control has occurred.

DEFAULT RATE OF INTEREST:

In the event of a default or Event of Default, the Borrower shall pay on demand interest at a rate of 21.0% per annum on all amounts unpaid, from the date the default occurred until such time as the default is remedied or such time as the unpaid amounts are fully repaid.

COSTS:

All reasonable expenses incurred by the Lender and Agent in connection with the Facility being made available hereunder including, without limitation, (i) the negotiation and settling of the terms of this Commitment Letter and any of the Security and other agreements contemplated hereby, (ii) the enforcement of any of the Security, including but not limited to third party Agents that have been engaged by the Borrower for the disposition of any or all of the oil and gas properties of the Borrower (iii) obtaining repayment of any monies outstanding hereunder, (iv) any reasonable legal fees on a solicitor and his own client basis, and (v) engineering fees, in each case are for the account of the Borrower unless otherwise stipulated. Initial legal fees are estimated to be $15,000.00 excluding disbursements.

CONFIDENTIALITY:

The contents of this Commitment Letter are confidential. The Borrower and Guarantor agree that all information provided by it to the Lender may be disclosed to the Lender's consultants, advisors, financial partners and legal counsel. The Agent shall have the right to make public announcements relating to its extension of credit to the Company, if applicable.

GENERAL:

Time is of the essence. The Borrower and Guarantor shall do all things and execute all documents deemed necessary or appropriate by the Lender's for the purposes of giving full force and effect to the terms, conditions, undertakings, and security granted or to be granted hereunder.

When a contradiction or conflict exists between an express term of any of the Security and an express term of this Commitment Letter, the term of this Commitment Letter shall govern and prevail. For better certainty a term contained in the Security and not contained in the Commitment Letter and vice versa is not a contradiction or conflict with the other, nor shall the formal expression in the Security of a term in this Commitment Letter constitute a contradiction or conflict. Further, if there is any right or remedy of the Lender set out in any of the Security or any part of which is not set out or provided for in this Commitment Letter, such additional right shall not constitute a conflict or inconsistency.

PERSONAL PROPERTY SECURITY ACT ("PPSA") REQUIREMENTS:

The Borrower and Guarantor hereby waive the requirement for the Lender to provide copies of PPSA registrations, verification statements, or financing statements undertaken by the Lender.

The Borrower and Guarantor hereby agree to provide to the Agent written notice of a change in name or address immediately.

ASSIGNMENT:

No rights or obligations of the Borrower or Guarantor hereunder and no amount of the Facility may be transferred or assigned by the Borrower or Guarantor, any such transfer or assignment being null and void insofar as the Lender is concerned and rendering any balance then outstanding of the loan immediately due and payable at the option of the Lender and releasing the Lender from any and all obligations of making any advances hereunder.

GUARANTOR:

The Guarantor agrees to be bound by the "Affirmative Covenants' and "Negative Covenants" and "Events of Default" as contained herein and is deemed to have given the "Representations and Warranties" as contained herein, as if the Guarantor had been named in place of the Borrower therein, and such covenants, representations and warranties of the Guarantor shall be considered "Affirmative Covenants", "Negative Covenants" and "Representations and Warranties" for the purposes of other parts of this offering letter.

ACCESS TO INFORMATION: The Borrower hereby authorizes any personal information agent, financial institution, creditor, tax authority, employer, or any other person including any public entity, having information concerning the Borrower or its property, including any financial information or information with respect to any undertaking, guarantee, or suretyship given by the Borrower, to supply such information to the Lender in order to verify the accuracy of all information furnished or to be furnished from time to time to the Lender and to confirm the solvency of the Borrower at all times provided that such information shall be shared by the Agent with the Borrower and maintained in a confidential manner by the Agent.

BINDING AGREEMENT: The terms and conditions of this Commitment Letter are binding and legal obligations and shall constitute a commitment on each party hereto.

GOVERNING LAW: This Commitment Letter shall be construed and governed in accordance with the laws of the Province of Alberta.

EXPIRY DATE: This Commitment Letter is open for acceptance until 5:00 p.m. on February 26, 2010 at which time, at the option of the Lender, it will expire unless extended by mutual consent.

If the foregoing terms and conditions are acceptable, please sign both copies of this Commitment Letter and return one copy to the Agent by the expiry date, together with your cheque to cover the full amount of the Commitment Fee.

Yours truly,

Toscana Capital Corporation (as Agent)

Dean R. Jensen
Vice President

per: Brian J. Mellum
Managing Director

Toscana L.P. (as Lender)

Joseph S. Durante
Chief Executive Officer

AGREED AND ACCEPTED this ____ day of February, 2010.

Dejour Energy (Alberta) Ltd. (the "Borrower")

Per: ____________________

Per: ____________________

0855524 B.C. Ltd. (the "Guarantor")

Per: ____________________

Per: ____________________

APPENDIX "A"

COMPLIANCE CERTIFICATE

I, ____________________, of the City of Calgary, in the Province of Alberta, hereby certify as at the date of this Certificate as follows:

1. I am the ____________________ of Standard Resources Inc. (the "Borrower") and I am authorized to provide this certificate to you for and on behalf of the Borrower;

2. This certificate applies to the Fiscal Quarter ended__________________, 2010;

3. I am familiar with and have examined the provisions of the Commitment Letter dated February 17, 2010, between the Borrower and Toscana Capital Corporation (as Agent) and I have made such investigations of corporate records and inquiries of other officers and senior personnel of the Borrower as I have deemed reasonably necessary for purposes of the Certificate;

4. No Default or Event of Default has occurred and is continuing of which we are aware;

5. As required, I have calculated the Working Capital Ratio for the Fiscal Quarter ended as follows:

   ________________ : ________________

6. As required, I have calculated the Debt: Equity Ratio for the Fiscal Quarter ended as follows:

   ________________ : ________________

7. As required, I have calculated the Debt: Cashflow Ratio for the Fiscal Quarter ended as as follows:

   ________________ : ________________

8. Except where the context otherwise requires, all capitalized terms used herein have the same meaning as the Commitment Letter; and

9. This Certificate is given by the undersigned officer in their capacity as an officer of the Borrower without any personal liability on the part of such officer.

Executed at the City of Calgary, in the Province of Alberta this ___ day of __________, 2010.

Yours truly,

Dejour Energy(Alberta) Ltd.

Per: ____________________

Matthew Wong
Chief Financial Officer